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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

PUTNAM HIGH INCOME OPPORTUNITY

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

746479104

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 82-0566501

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization STATE OF MINNESOTA, MINNESOTA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power NONE

		6.	Shared Voting Power NONE

		7.	Sole Dispositive Power NONE

		8.	Shared Dispositive Power 488,554

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 488,554

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 8.8%

12.	Type of Reporting Person (See Instructions)

IA

Item 1.
	(a)	Name of Issuer PUTNAM HIGH INCOME OPPORTUNITY
	(b)	Address of Issuer's Principal Executive Offices
11200 ROCKVILLE PIKE ONE POST OFFICE SQUARE BOSTON MA 02109
Item 2.
	(a)	Name of Person Filing PUNCH & ASSOCIATES INVESTMENT MANAGEMENT, INC.
	(b)	Address of Principal Business Office or, if none, Residence 510 FIRST AVE NORTH SUITE 600 MINNEAPOLIS, MN 55403
	(c)	Citizenship STATE OF MINNESOTA, MINNESOTA
	(d)	Title of Class of Securities COMMON STOCK
	(e)	CUSIP Number 746479104

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 488,554
	(b)	Percent of class: 8.8%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote NONE
		(ii)	Shared power to vote or to direct the vote NONE
		(iii)	Sole power to dispose or to direct the disposition of NONE
		(iv)	Shared power to dispose or to direct the disposition of 488,554

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
ALL SHARES REPRESENTED IN THIS REPORT ARE OWNED BY ADVISORY CLIENTS OF PUNCH & ASSOCIATES INVESTMENT MANAGEMENT, INC. NONE OF WHICH, TO OUR KNOWLEDGE, OWNS FIVE PERCENT OF MORE OF THE CLASS.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
NOT APPLICABLE.
Item 8.	Identification and Classification of Members of the Group
NOT APPLICABLE.
Item 9.	Notice of Dissolution of Group
NOT APPLICABLE.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/9/2005
Date

HOWARD PUNCH
Signature

HOWARD PUNCH, PRESIDENT
Name/Title
Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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